Contact

www.linkedin.com/in/bob-cass-0458278 (LinkedIn)

Top Skills

Mentoring - Score Certified Mentor
Management Consulting

Bob Cass

Principal Robert L Cass Consulting
Eden Prairie, Minnesota, United States

Experience

Hich - MN,

Chief Operating Officer
May 2024 - Present (1 year 9 months)
Eden Prairie, Minnesota, United States

Robert L Cass Consulting

Principal Robert L Cass Consulting
January 2020 - Present (6 years 1 month)
Eden Prairie, MN

The 16 Personalities test indicates that I am a Protagonist - a natural born leader full of passion and charisma, reaches out to inspire others to achieve, and takes a great deal of joy and pride in guiding others to achieve. I think these characteristics are shown in my body of work.

Industries - Outdoor Power Equip, Printing, Medical Equip, Security Systems, Safety Products

CEO/President
April 2001 - October 2019 (18 years 7 months)
Al Midwest Locations

Platinum Group

Partner
April 2001 - January 2016 (14 years 10 months)